Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

May 10, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:          Larry Spirgel

Celeste M. Murphy

Brandon Hill

Terry French

Michael Henderson

RE:                Tremor Video, Inc.
Draft Registration Statement on Form S-1
Submitted April 3, 2013
CIK No. 0001375796

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”), we are transmitting Confidential Draft Submission No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).  We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Hill.

The Amendment is being filed in response to comments received from the Staff by letter dated April 30, 2013 with respect to the Registration Statement (the “Comments”) and to provide updated financial information.  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amendment.

General

1.                                      We note numerous blank spaces throughout the prospectus.  Please be advised that you should include the price, use of proceeds, dilution and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review.  Note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review.

Response:

The Company acknowledges the Staff’s comment and will include this information in a pre-effective amendment to the Registration Statement to be filed prior to the distribution of preliminary prospectuses.

2.                                      As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response:

The Company acknowledges the Staff’s comment and will provide this FINRA confirmation to the Staff prior to the effectiveness of the Registration Statement.

3.                                      We encourage you to submit all exhibits with your next amendment.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response:

The Company acknowledges the Staff’s comment and will include all remaining exhibits in one or more pre-effective amendments to the Registration Statement.

4.                                      Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus.  Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.  See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response:

The Company acknowledges the Staff’s comment and has included the proposed artwork in the Amendment.

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications (the “Rule 405 Communications”).  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering (the “Research Reports”).

Response:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff such Rule 405 Communications to the extent applicable.  The Company does not anticipate that any Research Reports will be published or distributed by any broker or dealer participating in its offering in reliance on Section 2(a)(3) of the Securities Act; however, if such Research Reports are published or distributed, the Company will provide such Research Reports to the Staff.

6.                                      Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by eMarketer.  Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response:

The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Mr. Hill.

7.                                      Please minimize your use of technical jargon that is not likely to be understood by your readers in the prospectus.  If you cannot convey information without using jargon, please explain what the jargon means the first place such terms appear.  For example, please eliminate, or explain, the terms or phrases “user engagement,” “brand lift,” “time spent,” “semantic analysis” and “signals of each ad request.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 4, 74, 76, 79 and 80 of the Amendment.

8.                                      Please provide objective support for statements regarding the company’s services, products and role in the marketplace.  Also make clear upon what standard or measure you base your claims.  For example, provide support for the following:

•                                          Your [sic] statements that you “are a leading provider of technology-driven video advertising solutions;”

•                                          Your statement that you “introduced innovative performance-based pricing to in-stream video advertising;” and

•                                          Your assertion that “20 billion in-stream video ad impressions” represents a competitive advantage.

These are just examples of the types of statements for which you should provide objective support.  To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4, 50, 75, 81 and 83 of the Amendment and has supplementally provided supporting information under separate cover to Mr. Hill.

Prospectus Summary, page 1

9.                                      We note that you generate substantially all of your revenue through the Tremor Video Network.  Please expand your description of this network technology, including how your advertising customers access this network, place ad insertion orders to you and how you fulfill these orders by purchasing ad inventory from your publishers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 82, 85, and 86 of the Amendment.

Tremor Video Technology and Solutions, page 3

10.                               Please expand your disclosure to clarify the specific “television equivalent metrics” that you provide to your advertiser customers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 80 of the Amendment.

11.                               Please clarify whether your competitors also provide CPE and CPVC pricing models.

Response:

In response to the Staff’s comment, the Company believes that one or more its competitors currently offers performance-based pricing. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4 and 81 of the Amendment.

Competitive Strengths, page 4

12.                               Please clarify that under your exclusive arrangements, a publisher’s direct sales force may still sell its own video ad inventory.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 86 of the Amendment.

Summary Consolidated Financial Data, page 8

13.                               Please revise the non-GAAP disclosures in the summary to include a reconciliation of Adjusted EBITDA to net loss and provide the other disclosures required by Item 10(e) of Regulation S-K, instead of referencing to disclosures presented elsewhere in the document.  Also clarify in the summary and the table of selected financial data at page 44 that Adjusted EBITDA is a non-GAAP financial measure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Amendment.

Risk Factors, page 10

We may be unable to retain key advertisers..., page 13

14.                               We note that this risk factor appears to aggregate several different distinct risks into one risk factor.  For example, we note that although this risk factor addresses risks related to retention of advertisers, it also discusses risks related to concentration of revenue and failures of advertisers to pay for ad requests.  Please consider revising this risk factor to focus on the risks identified in the related headline.  In addition, please consider addressing the other risks identified here in separate risk factors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 of the Amendment.

Interruptions or delays in service from our third-party data center..., page 23

15.                               Please discuss any historical experiences you have had with the risks identified in this risk factor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Cost of Revenue, page 50

16.                               Please expand your discussion to address the relative contribution that costs under your publisher contracts, third party hosting fees and third party serving fees make to your cost of revenues on a percentage basis.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amendment.

Results of Operations, page 52

Interest and other expense, page 54

17.                               We note that your “Interest and other expense” decreased significantly in 2012.  Please elaborate on the reductions in interests and mark-to-market expense of your preferred stock warrant that contributed to this decrease.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amendment.

Quarterly Results of Operations; Seasonality, page 54

18.                               Please consider adding risk factor disclosure regarding the potential impact of seasonality on your operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amendment.

Liquidity and Capital Resources, page 56

19.                               Discuss and quantify the additional costs you expect to incur as a reporting company.

Response:

The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company as reflected on page 53 of the Amendment, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur or the timing of such costs. The increase in legal, accounting and other expenses and the timing of these increases will be affected by numerous variables, the impact of which cannot be predicted with any reasonable degree of certainty. While many of these increased costs relate to public reporting requirements with which the Company has not historically had to comply, including rules of the Commission and the applicable stock exchange and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company’s growing business. The Company respectfully submits that the cost increase is driven by both anticipated public company costs and the inherent costs of a growing business. Therefore, attempting to allocate specific quantities of expenses to one or the other cause is necessarily speculative and potentially misleading.

Critical Accounting Policies and Significant Judgments and Estimates, page 59

Revenue Recognition, page 60

20.                               We note that some of your revenue is derived based upon the actions of viewers of the videos.  Please revise your disclosures to discuss if these sales are based upon estimates and if so disclose whether or not you have had in the past material adjustments to these estimates.  If you are not using estimates, revise your disclosures to disclose how you track these actions in regards to your revenue policy.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amendment and advises the Staff that it does not use estimates to calculate the amounts billed to its clients, but instead verifies the actual engagement of a user with a video ad and the actual completion of a video ad through a combination of third party reporting systems and, to a lesser extent, its own internal systems.

Goodwill and Intangible Assets, page 61

21.                               Please expand the disclosure of your goodwill impairment assessment to provide information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•                                          Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•                                          Amount of goodwill allocated to the unit;

•                                          Description of the methodology used to determine fair value;

•                                          Description of key assumptions used and how the key assumptions were determined; and

•                                          Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 of the Amendment.

22.                               Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amendment.

23.                               Disclose whether you performed a qualitative or quantitative assessment of goodwill on October 1, 2012.  If you performed a qualitative assessment, please disclose the specific factors you considered and how you evaluated those factors in determining whether further assessment was required.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 of the Amendment.

Business, page 69

24.                               Please provide a more detailed discussion of your pricing models, including a discussion of the differences in margins between CPE, CPVC and CPM pricing models.  This discussion should address how each model is measured.  For example, you state that page 15 that “under [y]our CPE pricing model, [you] bill the advertiser only for instances in which the viewer actively engages with the video ad and extends the advertising experience;” please elaborate on how the viewer “actively engages” with the video and “extends” the advertising experience.  Include the factors that influence a client’s decision to accept a certain pricing model, including industry, devices and ad content.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 50, 52 and 81 of the Amendment.

25.                               Please provide a more detailed discussion of your various revenue streams and how you generate revenue.  This discussion should describe how you identify and engage your clients, basic terms of agreements with your clients, including payment and termination terms, and license agreement terms with your VHA clients.  Moreover, this discussion should address how and when you collect payment from your brand advertiser and VHA clients, and who remits payment to your publisher partners.  Overall, please provide a more fulsome description of the primary inputs and outputs of your business operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 52, 85 and 86 of the Amendment.  We also call your attention to the disclosure page 88 of the Amendment with respect to how the Company identifies and engages its clients.

Overview, page 69

26.                               We note your statement that your “clients include some of the largest brand advertisers in the world.” However, on page 79, you state that you “sell your solutions to the advertising agencies on behalf of their clients” and “do not directly contract with brand advertisers.” Please revise your disclosure to clarify your relationship with your brand advertiser partners.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amendment.

27.                               Please explain the difference between “premium in-stream video advertisements” and other in-stream video advertisements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 74 and 81 of the Amendment.

28.                               We note your disclosure that you license your VHA technology through an “intuitive and customizable console.” Please revise your description of this licensed service to specify whether it is comprised of a software or hardware product, or some combination thereof.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amendment.

Online Video Advertising Market, page 72

29.                               Please discuss how increased viewing of video on devices with smaller screens may impact your business, including whether the complexity of delivering and tracking video advertising on devices with smaller screens presents any problems to your business.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 78, 81 and 82 of the Amendment to clarify the fact that different device types may have different screen sizes, screen resolutions, network connections, hardware and operating system types and functionality.  Additionally, please see the disclosure on pages 83 and 84 of the Amendment with respect to the Company’s belief that its business is well suited to the smaller screen sizes found on mobile.  As the Company has the ability to serve ads on all four devices types (i.e., computers, smartphones, tablets and connected TVs) through its Tremor Video Network regardless of screen size, it has not revised the disclosure to articulate challenges associated with the different device requirements for serving such ads on smaller screens or otherwise to any greater extent than already articulated in the Risk Factors section of the Registration Statement.

Tremor Video Technology and Solutions, page 73

30.                               We note that you analyze distinct “signals” in order to optimize video ad campaigns for your clients.  Please provide an illustrative example of how you select, track and analyze these signals, and the tangible benefits provided to your clients.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Amendment.

Tremor Video Network, page 75

31.                               Please revise your disclosure to describe your network architecture.  Your revised disclosure should describe how advertisers interact with your network, including uploading advertising content and accessing campaign specific analytics.  This discussion should also describe how you deliver ads to your publishers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 of the Amendment.

32.                               Please describe how you optimize ad content for delivery over multiple internet-connected devices.  In addition, please address any pricing differences for ads delivered to different devices.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 52, 79 and 80 of the Amendment.

Executive Compensation, page 93

33.                               Please provide the disclosure required by Item 402(o)(2) and 402(o)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of the Amendment.

Investor Rights Agreement, page 112

34.                               Please remove language which qualifies the discussion of the investors rights agreement by reference to the full text of the agreement.  You discussion should cover all material aspects of the agreement.  Please revise your discussion accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment.

*     *     *     *     *     *

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:                                Todd Sloan, Tremor Video, Inc.

Adam Lichstein, Tremor Video, Inc.

Eric Jensen, Cooley LLP